                                                                                        November 2, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:     Angela Crane, Branch Chief
Jay Webb, Reviewing Accountant
Eric Atallah, Staff Accountant

Re:    eMagin Corporation
Form 10-KSB/A for the fiscal year ended December 31, 2004
Forms 10-Q for the quarterly reports ended March 31, and June 30, 2005
Forms 10-QSB/A for the quarterly periods ended March 31, June 30, and September 30, 2004
File No. 001-15751

Ladies and Gentlemen:

On behalf of eMagin Corporation (“eMagin” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the comment letter of October 19, 2005.

Form 10-KSB for the year ended December 31, 2004

1.
Please file your response letter dated October 4, 2005 on EDGAR, as required by Regulation S-T. Also, please file all the amendments to your 2004 periodic reports you indicate you will file in response to our comments.

Response:

We have filed the response letter and amendments as requested.

Form 10-KSB for the year ended December 31, 2004 and Amended Forms 10-QSB for the Quarterly Periods Ended March 31, June 30, and September 30, 2004

2.
Please refer to prior comment 1. Given your material restatements it remains unclear why you “do not believe that the restatements were in any way attributable to any deficiency in the Company’s compliance with its disclosure controls and procedures and that the [the Company] had appropriate controls and procedures in place…at the times in question”. We note your assertions as to the effectiveness of your controls and procedures are as of the end of each period and also note you indicate the errors were discovered in March 2005, which is after the end of each period restated. Please specifically tell us why you do not believe the timing of the error discoveries impacts the accuracy of your stated internal controls and procedures effectiveness conclusions. We may have further comments after reviewing your response.

Response:

As a result of the restatements due to errors in accounting treatment of the debt conversions in the first quarter of 2004, and the repricing of warrants in the third quarter of 2004, we have revised the controls and procedures section in the Company’s annual report on Form 10-KSB for the year ended December 31, 2004 and quarterly reports on Form 10-QSB for the periods ended March 31, June 30, and September 30, 2004, to disclose that the Company’s controls and procedures were not effective so as to insure that all of the information required to be reported in its SEC filings was recorded, processed, and summarized, and reported, within the time periods specified in the Commission's rules and forms. In addition, we have disclosed certain changes in the internal controls of the Company which management believes has remedied the non-effectiveness of the Company’s disclosure controls and procedures during 2004.

Amended Forms 10-QSB for the Quarterly Periods Ended March 31, June 30, and September 30, 2004

Note 1-Accounting Policies

Basis of Presentation

3.
Please refer to prior comment 4. We note from your response that “the re-pricing of the warrants should have been classified as an equity transaction and therefore no expense recorded in connection with the re-pricing of the warrants [consistent with the guidance in APB Opinion No. 14].” In connection with this transaction, please tell us more about the reason the warrants were initially issued as well as the reason you repriced them in 2004. Please tell us the revised terms of the warrants, including whether the revised exercise prices were out of or at the money on the measurement date. Also, tell us how you accounted for their original issuance in January 2004. Finally, it is not clear to us why APB Opinion 14 supports your accounting for the reference transaction since it relates to accounting for detachable stock purchase warrants issued in connection with debt and you disclose the warrants in question were issued with an equity transaction in January 2004. Please provide us with references to authoritative literature that supports your revised accounting for the warrant repricing. We may have further comments after reviewing your response.

Response:

The warrants were initially issued in January 2004 as part of an equity transaction pursuant to which the Company sold an aggregate of approximately 3,300,000 shares of common stock and Class A, B, and C warrants to purchase an aggregate of approximately 4,300,000 shares of common stock, for an aggregate purchase price of approximately $4,200,000. These warrants were issued to the investors based upon arms-length negotiations and accounted for as part of the equity transaction. Further, these warrants were repriced in August 2004, as consideration for the holders agreeing to limit their right of participation with respect to any proposed financing transaction of the Company to the maximum number of shares that the American Stock Exchange will allow holders to purchase in any subsequent financing without the Company being required to seek shareholder approval. The terms of the warrants were revised so as to allow each investor to reduce the exercise price of any of their Class A, B, or C warrants from $1.74, $1.74 and $1.90, respectively, to $0.90, under the condition that any warrants repriced be exercised at the time of repricing. $0.90 was in the money on the measurement date.

Initially, the Company inadvertently treated these warrants as if they were originally issued in connection with debt, and, as a result, the repricing of the warrants was accounted for as interest expense in accordance with APB Opinion Number 14. Upon further review, the Company realized that these warrants were issued in connection with its January 2004 common stock offering. Accordingly, the initial interest charge of approximately $594,000 was revised. We believe APB Opinion Number 9, Paragraph 28, provides the appropriate accounting treatment.

The Company notes that its prior response to the Commission, which was set forth in the letter dated October 4, 2005, incorrectly stated that the accounting for this transaction was compliant with APB Opinion Number 14. The prior response should have stated that the Company originally followed guidance under APB Opinion Number 14, but upon realizing that the warrants were issued in connection with its January 2004 common stock offering, revised the accounting treatment of this transaction to follow the guidance under APB Opinion Number 9, Paragraph 28.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours

/s/ Richard A. Friedman
Richard A. Friedman